Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
Suite 855, 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

February 4, 2022
Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through a newswire company in Canada on February 4, 2022 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On February 4, 2022, the Company announced the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of January 2022, with a BTC HODL balance of 2,043 Bitcoin and 25,404 Ethereum as of January 31, 2022.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated February 4, 2022.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

February 7, 2022

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

February 4, 2022

HIVE Blockchain Provides January 2022 Production Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of January 2022, with a BTC HODL balance of 2,043 Bitcoin and 25,404 Ethereum as of January 31, 2022.

January 2022 Production Figures

HIVE is pleased to announce its January 2022 production figures and mining capacity:

• 264 BTC Produced

• 1.87 Exahash of Bitcoin mining capacity

• 2,170 ETH Equivalent Produced

• 4.56 Terahash of Ethereum mining capacity

Frank Holmes, Executive Chairman of HIVE stated "We are again pleased that HIVE carries on with its strong momentum in expanding Bitcoin hashing power even as the network difficulty continues its upward movement. In January we produced an average of 8.5 BTC per day, and we are pleased to note that as of today, we are producing approximately 8.9 BTC a day. Our Bitcoin hashing power increased in January and at the calendar month-end our hashrate was 1.87 Exahash, which translated into a 10% increase in BTC mining hashrate on a month over month basis, while BTC prices corrected."

Aydin Kilic, President & COO of HIVE noted "We continue to strive for operational excellence, ensuring that as we scale our hashrate we also optimize our uptime, to ensure ideal Bitcoin and Ethereum output figures. Mr. Kilic continued, "We also would like to provide an update on the BTC and ETH equivalency, where one can equate the value of the coins produced daily. As such the ETH that HIVE produced during the month of January, equated on a daily basis, is approximately equal to a monthly total of 161 BTC, which we refer to as Bitcoin equivalent or BTC equivalent. This is in addition to the 264 BTC produced from our Bitcoin mining operations during January, for a total of 425 Bitcoin equivalent."

The Company's total Bitcoin equivalent production in January 2022 was:

• 425 BTC Equivalent Produced

• 13.7 BTC Equivalent produced per day on average

• 2.9 Exahash of BTC Equivalent Hashrate (BTC hashrate plus equivalent ETH Hashrate)

Network Mining Difficulty and Energy Markets

The Bitcoin network difficulty increased as much as 10% and similarly the Ethereum network difficulty increased approximately 7.5% during the month of January. These factors impact our gross profit margins.

Our January production would have been higher than actuals, however the extremely cold weather in Canada has caused Quebec Hydro to cut back 100 hours of energy consumption, under a curtailment agreement. This seasonal curtailment affects numerous crypto-mining companies operating in Quebec, along with HIVE. In addition, in New Brunswick we are experiencing, as expected, a temporary seasonal rise in energy prices. We are happy we have continued to expand our facilities and new equipment has arrived during the month to increase our PH to 1.87 Exahash for BTC mining.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.